Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX: SVM

SILVERCORP REPORTS SILVER PRODUCTION OF 5.0 MILLION OUNCES, CASH FLOWS FROM OPERATIONS OF $31.9 MILLION, OR $0.19 PER SHARE, FOR FISCAL YEAR ENDED MARCH 31, 2016

VANCOUVER, British Columbia – May 26, 2016 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) today reported its financial and operating results for the fourth quarter and fiscal year ended March 31, 2016 (“Fiscal 2016”).

FISCAL YEAR 2016 HIGHLIGHTS

  Net income attributable to equity shareholders of $6.3 million, or $0.04 per share, compared to net loss attributable to equity shareholders of $103.1 million, or a loss of $0.60 per share in the prior year;

  Silver, lead and zinc head grades at the Ying Mining District (“Ying”) improved by 12%, 12% and 3% to 268 g/t, 3.9% and 0.8%, respectively compared to the prior year;

  G&A costs decreased by 16% to $17.4 million compared to $20.6 million in the prior year;

  All-in sustaining cost per ounce of silver, net of by-product credits, of $10.20, compared to $11.33 in the prior year;

  Silver sales of 5.0 million ounces, lead sales of 52.5 million pounds and zinc sales of 17.5 million pounds, down 2%, and up 2% and 10%, respectively, from the prior year;

  Sales of $107.9 million, down 16% from the prior year on a 17% drop in average selling price of silver;

  Gross margin of 33% compared with 43% in the prior year;

  Cash cost per ounce of silver, net of by-product credits, of $1.44, compared to $0.22 in the prior year;

  Cash flow from operations of $31.9 million, or $0.19 per share, down 41% compared to $54.1 million, or $0.32 per share in the prior year; and,

  Ended the fiscal year with $62.0 million in cash, cash equivalents and short-term investments.

FOURTH QUARTER HIGHLIGHTS

  Silver sales of 1.0 million ounces, an increase of 6% compared to the same prior year quarter;

  Lead sales of 9.3 million pounds and zinc sales of 3.6 million pounds, up 2% and 41%, respectively, compared to the same prior year quarter;

  Gross margin of 32% compared with 26% in the same prior year quarter;

  Head Grades for silver at Ying improved by 16% to 310g/t;

  Cash flow from operations of $4.3 million, or $0.03 per share, compared to $4.8 million or $0.03 per share in the same prior year quarter;

  Cash cost per ounce of silver, net of by-product credits, of $2.21, compared to $0.89 in the same prior year quarter;

  All in sustaining cost per ounce of silver, net of by-product credits, of $9.91, compared to $14.15 in the same prior year quarter; and,

  Sales of $19.4 million, a decrease of 4% compared to the same prior year quarter.

FINANCIALS

1.	Fiscal 2016 vs. Fiscal 2015

For the year ended March 31, 2016, net income attributable to equity holders of the Company was $6.3 million, or $0.04 per share, compared to net loss of $103.1 million, or a loss of $0.60 per share, in Fiscal 2015. The net loss in the prior fiscal year included non-cash impairment charges of $130.3 million, which reduced the carrying values of the GC mine and XHP project.

The Company’s financial results in Fiscal 2016 were mainly impacted by the following: (i) lower metal prices, as the realized selling price for silver, lead and zinc, on consolidated average basis, dropped by 17%, 4% and 22%, respectively; (ii) less metals sold mainly because the Company intentionally increased its concentrate inventory in reaction to the low metal prices; and, (iii) a 16% decrease in general and administrative spending compared to the prior year. In reaction to the low metal prices in Fiscal 2016, the Company intentionally increased its inventory of silver-lead and zinc concentrate inventories at Ying by 2,815 and 80 tonnes respectively, ending the fiscal year 2016 with 3,205 tonnes of silver-lead and 280 tonnes of zinc concentrates, respectively, compared to 390 tonnes of silver-lead and 200 tonnes of zinc concentrates as at March 31, 2015. The estimated metals contained in ending concentrate inventories were approximately 0.4 million ounces of silver, 3.7 million pounds of lead and 0.3 million pounds of zinc.

In Fiscal 2016, the Company realized sales of $107.9 million compared to $128.5 million in Fiscal 2015.

Cost of sales in Fiscal 2016 was $71.9 million compared to $73.7 million in Fiscal 2015 and included cash costs of $54.5 million compared to $53.0 million in Fiscal 2015.

In Fiscal 2016, the gross profit margin was 33% compared to 43% in Fiscal 2015. The decrease in overall gross profit margin was due to lower metal prices and increased per ton production costs. Additionally, the inclusion of the 10% gross profit margin from the GC mine reduced the average gross profit margin. Ying’s gross profit margin was 38% in the current year compared to 48% gross profit margin in Fiscal 2015.

Cash flow from operations in Fiscal 2016 was $31.9 million or $0.19 per share, compared to $54.1 million, or $0.32 per share, in Fiscal 2015. The Company ended the fiscal year with $62.0 million in cash, cash equivalents and short-term investments.

2.	Q4 Fiscal 2016 vs. Q4 Fiscal 2015

For the quarter ended March 31, 2016 (“Q4 Fiscal 2016”), net loss attributable to equity holders of the Company was $1.5 million, or $0.01 per share compared to a loss of $118.5 million, or $0.69 per share in the three months ended March 31, 2015 (“Q4 Fiscal 2015). The loss in the prior year quarter included non-cash impairment charges of $130.3 million, which reduced the carrying values of the GC mine and XHP project.

The loss incurred in the current quarter was mainly due to: (i) a 14% decrease in the realized price for silver, from $13.26 in Q4 Fiscal 2015 to $11.45 in Q4 Fiscal 2016; and (ii) a 6% decrease in ore production and,(iii) a $2.2 million foreign exchange loss recorded in Q4 Fiscal 2016 compared to a gain of $3.3 million in the prior year quarter.

In Q4 Fiscal 2016, the Company realized sales of $19.4 million compared to $20.3 million in the prior year quarter. Cost of sales in Q4 Fiscal 2016 was $13.2 million compared to $15.0 million in Q4 Fiscal 2015.

The gross profit margin in Q4 Fiscal 2016 improved to 32%, compared to 26% in Q4 Fiscal 2015.

Cash flow from operations in Q4 Fiscal 2016 was $4.3 million or $0.03 per share, comparable to $4.8 million, or $0.03 per share, in Q4 Fiscal 2015.

OPERATIONS AND DEVELOPMENT

In Fiscal 2016, on a consolidated basis, the Company sold 5.0 million ounces of silver, 2,400 ounces of gold, 52.5 million pounds of lead and 17.5 million pounds of zinc, compared to 5.1 million ounces of silver, 5,900 ounces of gold, 51.5 million pounds of lead and 15.9 million pounds of zinc in Fiscal 2015.

Ying Mining District, Henan Province, China

Operational results - Ying Mining District
	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Fiscal 2016*	Fiscal 2015
	31/Mar/16	31/Dec/15	30/Sep/15	30/Jun/15	31/Mar/15	31/Mar/16	31/Mar/15
Ore Mined (tonne)	99,415	152,230	171,014	167,107	112,327	589,766	658,729
Ore Milled (tonne)	99,203	151,035	176,936	160,277	99,478	587,450	646,943
Head Grades
Silver (gram/tonne)	310	287	246	250	268	268	240
Lead (%)	4.0	4.1	3.8	3.6	3.7	3.9	3.5
Zinc (%)	0.9	0.8	0.7	0.8	0.8	0.8	0.8
Recoveries
Silver (%)	95.0	95.4	94.8	94.7	94.8	95.0	94.4
Lead (%)	96.3	96.6	95.0	94.9	95.3	95.6	95.6
Zinc (%)	57.6	50.2	55.1	53.5	52.4	54.1	59.7
Metal Sales
Silver (in thousands of ounce)	857	1,216	1,132	1,190	822	4,395	4,620
Gold (in thousands of ounce)	0.3	0.5	0.7	0.9	0.6	2.3	3.2
Lead (in thousands of pound)	7,379	12,107	11,529	12,454	8,312	43,469	46,675
Zinc (in thousands of pound)	999	1,168	1,459	1,529	875	5,155	6,561
Cash mining cost ($ per tonne )	54.63	55.63	62.15	56.65	53.25	56.90	49.92
Total mining cost ($ per tonne )	83.24	78.91	86.29	75.00	74.84	79.93	64.27
Cash milling cost ($ per tonne )	13.70	11.67	11.55	12.98	16.20	12.34	13.39
Total milling cost ($ per tonne )	17.38	14.15	13.70	15.40	20.09	14.91	15.83
Cash Cost per Ounce of Silver ($ )	2.83	0.25	1.88	1.03	1.58	1.38	0.61

All-in sustaining cost per ounce of silver ($)	8.92	6.62	9.88	9.18	6.53	8.60	8.25
* Annual figures may not add due to rounding

In Q4 Fiscal 2016, the Company mined 99,415 tonnes of ore at Ying compared to 112,327 tonnes in Q4 Fiscal 2015. Head grades improved to 310 grams per tonne (“g/t”) for silver, 4.0% for lead and 0.9% for zinc, compared to 268 g/t for silver, 3.7% for lead and 0.8% for zinc in the same quarter last year, benefiting from ongoing dilution and operation improvements in Fiscal 2016. Total and cash mining costs per tonne were $83.24 and $54.63, compared to $74.84 and $53.25 in Q4 Fiscal 2015, respectively. The increase of cash mining costs was mainly due to fixed overhead costs being allocated to reduced ore mined.

In Q4 Fiscal 2016, a total of 99,203 tonnes of ore were milled compared to 99,478 tonnes in Q4 Fiscal 2015. The cash milling cost per tonne was $13.70 in Q4 Fiscal 2016 compared to $16.20 in Q4 Fiscal 2015. The decrease in cash milling costs was mainly due to the decrease in material and utility costs.

In Q4 Fiscal 2016, Ying Mining District sold 0.9 million ounces of silver, 300 ounces of gold, 7.4 million pounds of lead and 1.0 million pounds of zinc, compared to 0.8 million ounces of silver, 600 ounces of gold, 8.3 million pounds of lead, and 0.9 million pounds of zinc sold in Q4 Fiscal 2015.

In Fiscal 2016, total ore mined at Ying was 589,766 tonnes, a decrease of 10% compared to total ore production of 658,729 tonnes in Fiscal 2015. Silver and lead head grades improved by 12% and 12%, respectively, to 268 gram per tonne (“g/t”) for silver and 3.9% for lead from 240 g/t for silver and 3.5% for lead in Fiscal 2016.

The decrease of ore mined was mainly due to the production interruption arising from the termination of a mining contractor. In February 2015, the Company terminated one mining contractor upon the expiration of its contract and entered into contracts with three new mining contractors to replace the terminated contractor who previously worked out of three portals at the SGX mine. The changeover process was slow as negotiation was required, which not resolved until June 2015. The changeover disruptions impacted not only production, but also resulted in additional costs incurred at the SGX mine during the transition period.

Total and cash mining costs per tonne were $79.93 and $56.90 per tonne, respectively, compared to $64.27 and $49.92 per tonne, respectively, in Fiscal 2015. The increase in cash mining costs was mainly due to: (i) a $1.5 million, or $2.50 per tonne increase arising from the mining contractor change-over interruption; (ii) a $1.1 million, or $1.90 per tonne, increase in mining preparation costs as more underground diamond drilling and preparation tunnelling were conducted in the current period; and (iii) lower production output resulting in a higher per unit fixed costs allocation.

In Fiscal 2016, total ore milled at Ying was 587,450 tonnes, a decrease of 9% compared to 646,943 tonnes in Fiscal 2015. Cash milling costs were $ 12.34 per tonne compared to $13.39 in Fiscal 2015. The decrease in cash milling costs was mainly due to the decrease in material and utility costs.

In Fiscal 2016, Ying sold 4.4 million ounces of silver, 2,300 ounces of gold, 43.5 million pounds of lead, and 5.2 million pounds of zinc, compared to 4.6 million ounces of silver, 3,200 ounces of gold, 46.7 million pounds of lead, and 6.6 million pounds of zinc in Fiscal 2015. The decrease of metal sales is mainly due to: (i) a 9% decrease in ore milled, (ii) offset by a 12% increase in both silver and lead head grade, and (iii) a significant increase in ending silver-lead and zinc concentrates containing approximately 0.4 million ounces of silver, 3.7 million pounds of lead and 0.3 million pounds of zinc.

Cash cost per ounce of silver, net of by-product credits, at Ying, was $1.38 compared to $0.61 in the prior year. The increase was mainly due to less by-product credits realized and higher cash mining costs.

All-in sustaining costs per ounce of silver, net of by-product credits, at Ying was $8.60 compared to $8.25 in the prior year. The increase was mainly due to higher cash cost per ounce of silver offset by less corporate expenditures and sustaining capital expenditures incurred. All in cost per ounce of silver, net of by-product credits was $10.10 compared to $13.42 in the prior year, and the decrease is mainly due to less investment capital expenditures in the current period.

In Fiscal 2016, approximately 63,398 meters (“m”) of underground diamond drilling and 19,113 m of preparation tunnelling were completed and expensed as mining preparation costs at Ying. In addition, approximately 58,268 m of horizontal tunnel, raises and declines were completed and capitalized. Total exploration and development expenditures capitalized at Ying in Fiscal 2016 were $18.9 million compared to $30.4 million in Fiscal 2015. The Company also incurred $6.1 million in capital expenditures to construct a transportation tunnel and road at Ying in Fiscal 2016.

GC Mine, Guangdong Province, China

Fiscal 2016 is the first full production year for the GC mine since its commercial production commenced on July 1, 2014. Trial mining operation results in the quarter ended June 30, 2014 have been excluded from the operational results discussed below.

Production results - GC Mine	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Fiscal 2016*	Fiscal 2015
	31-Mar-16	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31/Mar/16	31/Mar/15
Ore Mined (tonne)	50,014	71,288	69,546	66,727	46,111	257,575	204,925
Ore Milled (tonne)	50,124	71,593	68,465	66,679	46,100	256,862	205,531
Head Grades
Silver (gram/tonne)	92	97	94	93	107	94	106
Lead (%)	2.0	1.9	1.6	1.7	1.2	1.8	1.3
Zinc (%)	2.7	2.6	2.4	2.5	2.6	2.5	2.7
Recovery Rates
Silver (%)	79.1	80.2	77.0	79.3	76.1	78.9	76.9
Lead (%)	84.9	88.3	89.5	89.7	84.9	88.2	86.4
Zinc (%)	82.6	81.2	82.7	85.1	80.0	82.9	80.7
Metal Sales
Silver (in thousands of ounce)	118	210	128	181	99	637	501
Lead (in thousands of pound)	1,970	3,021	1,632	2,420	867	9,042	4,795
Zinc (in thousands of pound)	2,576	3,525	3,172	3,029	1,668	12,302	9,379
Cash mining cost ($ per tonne)	26.24	38.22	36.49	48.74	86.35	38.23	43.75
Total mining cost ($ per tonne)	34.76	46.52	44.68	56.83	132.41	46.49	71.34
Cash milling cost ($ per tonne)	16.99	15.16	15.81	15.52	42.70	15.79	22.44
Total milling cost ($ per tonne)	20.67	17.30	18.05	17.83	58.58	18.30	29.54
Cash Cost per Ounce of Silver ($ )	(2.24)	4.62	(1.69)	3.80	(4.81)	1.85	(3.32)

All-in sustaining cost per ounce of silver ($)	1.19	9.80	13.73	9.13	51.06	8.81	17.58
*Annual figures may not add due to rounding

In Q4 Fiscal 2016, the Company mined 50,014 tonnes of ore at the GC Mine compared to 46,111 tonnes in Q4 Fiscal 2015. Head grades were 92 g/t for silver, 2.0% for lead and 2.7% for zinc, compared to 107 g/t for silver, 1.2% for lead and 2.6% for zinc in the same quarter last year. The total mining cost and cash mining cost were $34.76 and $26.24, respectively, compared to $132.41 and $86.35 in Q4 Fiscal 2015. The decrease of cash mining costs was because approximately 61% of ore were extracted from previously mined stopes for which direct mining costs were paid in the prior year and the only cost involved was to ship those ore to the mill.

In Q4 Fiscal 2016, a total of 50,124 tonnes of ore were milled at the GC Mine compared to 46,100 tonnes in Q4 Fiscal 2015. The cash milling cost per tonne was $16.99 in Q4 Fiscal 2016 compared to $42.70 in Q4 Fiscal 2015 and $15.16 in Q3 Fiscal 2016. Compared to Q3 Fiscal 2016, higher per tonne milling cost was mainly due to lower production output resulting in a higher per unit fixed overhead costs allocation. The cash milling cost in the prior year quarter is not comparable as it included various non-recurring adjustments as the GC Mine had only recently started commercial production.

In Q4 Fiscal 2016, the GC Mine sold 0.1 million ounces of silver, 2.0 million pounds of lead and 2.6 million pounds of zinc, comparable to 0.1 million ounces of silver, 0.9 million pounds of lead, and 1.7 million pounds of zinc sold in Q4 Fiscal 2015.

Total ore mined at the GC Mine in Fiscal 2016 was 257,575 tonnes, at a total mining cost and cash mining cost of $46.49 and $38.23, compared to 204,925 tonnes mined in Fiscal 2015 at a total mining cost and cash mining cost of $71.34 and $43.75. The decrease in cash mining cost was because in Q4 Fiscal 2016, approximately 61% of ore were extracted from previously mined stopes for which direct mining costs were paid in the prior year and the only cost involved was to ship those ore to the mill.

Total ore milled at the GC Mine in Fiscal 2016 was 256,862 at a total milling cost and cash milling cost of $18.30 and $15.79, compared to 205,531 tonnes milled in Fiscal 2015 at a total milling cost and cash milling cost of $29.54 and $22.44, resulting from more ore through put, more efficient operation and cost control at the mill.

The head grades at the GC Mine were 94 g/t for silver, 1.8% for lead, and 2.5% for zinc in Fiscal 2016, compared to 106g/t for silver, 1.3% for lead and 2.7% for zinc in Fiscal 2015.

In Fiscal 2016, approximately 20,556 m of underground drilling and 13,570 m of tunnelling were completed and expensed as mining preparation costs. In addition, approximately 1,409 m of horizontal tunnel, raises and declines were completed and capitalized. Total capitalized exploration and development expenditures for the GC mine was $0.9 million compared to $3.3 million in Fiscal 2015.

BYP Mine, Hunan Province, China

The BYP mine was placed on care and maintenance in August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the current market environment. BYP mine is not viewed as a core asset of the Company and the Company is considering various strategic options for this project.

Alex Zhang, P.Geo., Vice President, Exploration, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this News Release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company is currently developing the GC project in southern China which it expects will become its next operating mine. The Company's vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lorne Waldman
Senior Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines at Ying; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2015 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

		As at March 31,
	2016	2015
ASSETS
Current Assets
Cash and cash equivalents	$41,963	$60,179
Short-term investments	19,999	9,343
Trade and other receivables	2,041	1,278
Inventories	8,857	6,899
Due from related parties	103	33
Income tax receivable	394	-
Prepaids and deposits	3,960	5,745
	77,317	83,477

Non-current Assets
Long-term prepaids and deposits	1,856	2,945
Reclamation deposits	2,301	2,112
Investment in an associate	3,288	3,449
Other investments	287	892
Plant and equipment	71,045	64,779
Mineral rights and properties	216,080	214,792
TOTAL ASSETS	$372,174	$372,446

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$27,457	$21,768
Bank loan	4,657	-
Mine right fee payable	3,970	4,292
Deposits received	5,849	8,303
Dividends payable	-	674
Income tax payable	-	662
Due to related parties	179	-
	42,112	35,699

Non-current Liabilities
Mine right fee payable	5,796	9,746
Deferred income tax liabilities	23,224	21,592
Environmental rehabilitation	14,328	12,898
Total Liabilities	85,460	79,935
Equity
Share capital	230,933	233,513
Share option reserve	12,628	11,741
Reserves	25,409	25,409
Accumulated other comprehensive loss	(35,839)	(26,697)
Retained earnings (deficit)	562	(5,089)
Total equity attributable to the equity holders of the Company	233,693	238,877

Non-controlling interests	53,021	53,634
Total Equity	286,714	292,511

TOTAL LIABILITIES AND EQUITY	$372,174	$372,446

SILVERCORP METALS INC.
Consolidated Statements of Income (Loss)
(Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended March 31,		Years Ended March 31,
	2016	2015	2016	2015

Sales	$19,426	$20,269	$107,940	$128,465
Cost of sales	13,233	15,046	71,925	73,747
Gross profit	6,193	5,223	36,015	54,718

General and administrative	4,003	4,370	17,394	20,603
Government fees and other taxes	1,027	1,148	5,780	5,946
Foreign exchange loss (gain)	2,159	(3,295)	46	(4,722)
Loss (gain) on disposal of plant and equipment	20	112	100	(6)
Loss on disposal of a subsidiary	-	-	460	-
Share of loss (gain) in associate	216	(225)	50	(235)
Impairment of plant and equipment and mineral rights and properties	-	130,349	-	130,349
Loss on investments	-		-	15
Other income	(26)	(106)	(205)	(1,086)
(Loss) income from operations	(1,206)	(127,130)	12,390	(96,146)

Finance income	324	117	1,382	841
Finance costs	(333)	(244)	(1,084)	(468)
(Loss) income before income taxes	(1,215)	(127,257)	12,688	(95,773)

Income tax (recovery) expense	(488)	2,812	2,749	12,967
Net (loss) income	$(727)	$(130,069)	$9,939	$(108,740)

Attributable to:
Equity holders of the Company	$(1,520)	$(118,549)	$6,336	$(103,109)
Non-controlling interests	793	(11,520)	3,603	(5,631)
	$(727)	$(130,069)	$9,939	$(108,740)

Earnings per share attributable to the equity holders of the Company
Basic and diluted (loss) earnings per share	$(0.01)	$(0.69)	$0.04	$(0.60)
Weighted Average Number of Shares Outstanding - Basic and diluted	168,020,946	170,883,808	169,377,066	170,883,808

SILVERCORP METALS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Three Months Ended March 31,		Years Ended March 31,
	2016	2015	2016	2015
Cash provided by
Operating activities
Net (loss) income	$(727)	$(130,069)	$9,939	$(108,740)
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation	176	39	547	148
Depreciation, amortization and depletion	3,193	6,809	18,926	22,276
Share of loss (gain) in associate	216	(225)	50	(235)
Loss on disposal of a subsidiary	-	-	460	-
Impairment of plant and equipment and mineral rights and properties	-	130,349	-	130,349
Write down of inventories	159	693	159	693
Income tax (recovery) expense	(488)	2,812	2,749	12,967
Finance income	(324)	(117)	(1,382)	(841)
Loss on investments	-	-	-	15
Loss (gain) on disposal of plant and equipment	20	112	100	(6)
Share-based compensation	145	113	887	1,249
Income taxes paid	(681)	(1,440)	(1,208)	(8,096)
Interest received	324	117	1,382	841
Interest paid	(41)	-	(41)	-
Changes in non-cash operating working capital	2,372	(4,366)	(687)	3,525
Net cash provided by operating activities	4,344	4,827	31,881	54,145

Investing activities
Mineral rights and properties
Capital expenditures	(11,690)	(11,243)	(25,847)	(37,219)
Plant and equipment
Additions	(5,359)	(2,879)	(10,953)	(8,864)
Proceeds on disposals	55	394	287	394
Other investments
Proceeds on disposals	-	-	422	-
Reclamation deposit paid	(267)	(794)	(276)	(794)
Net (purchases) redemptions of short-term investments	(16,257)	(5,474)	(10,753)	2,194
Proceeds for sale of a subsidiary	-	-	11	-
Net cash used in investing activities	(33,518)	(19,996)	(47,109)	(44,289)

Financing activities
Related parties
Payments made	-	-	(1,587)	-
Repayments received	1,589	-	1,589	-
Bank loan
Proceeds	4,619	-	4,619	-
Non-controlling interests
Distribution	-	-	(1,661)	(3,214)
Cash dividends distributed	-	(673)	(1,323)	(3,004)
Common shares repurchased as part of normal course issuer bid	(894)	-	(2,580)	-
Net cash provided by (used in) financing activities	5,314	(673)	(943)	(6,218)
Effect of exchange rate changes on cash and cash equivalents	2,447	(2,731)	(2,045)	(4,073)

Decrease in cash and cash equivalents	(21,413)	(18,573)	(18,216)	(435)
Cash and cash equivalents, beginning of the year	63,376	78,752	60,179	60,614
Cash and cash equivalents, end of the year	$41,963	$60,179	$41,963	$60,179

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended March 31, 2016
		Ying Mining
		District[1]	GC2	Total
Production Data
Mine Data
	Ore Mined (tonne)	99,415	50,014	149,429
	Ore Milled (tonne)	99,203	50,124	149,327

+	Mining cost per tonne of ore mined ($)	83.24	34.76	67.01
	Cash mining cost per tonne of ore mined ($)	54.63	26.24	45.12
	Non cash mining cost per tonne of ore mined ($)	28.61	8.52	21.89

+	Unit shipping costs($)	3.57	-	2.37

+	Milling cost per tonne of ore milled ($)	17.38	20.67	18.49
	Cash milling cost per tonne of ore milled ($)	13.70	16.99	14.81
	Non cash milling cost per tonne of ore milled ($)	3.68	3.68	3.68

+	Average Production Cost
	Silver ($ per ounce)	7.55	8.03	7.80
	Gold ($ per ounce)	517	-	545
	Lead ($ per pound)	0.45	0.51	0.43
	Zinc ($ per pound)	0.30	0.38	0.31

+	Total production cost per ounce of Silver ($)	5.15	4.71	5.10
+	Total cash cost per ounce of Silver ($)	2.83	(2.24)	2.21

+	All-in sustaining cost per ounce of Silver ($)	8.92	1.19	9.91
+	All-in cost per ounce of Silver ($)	10.16	51.43	2.21

	Recovery Rates
	Silver (%)	95.0	79.1	89.6
	Lead (%)	96.3	84.9	92.5
	Zinc (%)	57.6	82.6	66.0

	Head Grades
	Silver (gram/tonne)	310	92	237
	Lead (%)	4.0	2.0	3.3
	Zinc (%)	0.9	2.7	1.5

Concentrate in stock
	Lead concentrate (tonne)	3,205	71	3,276
	Zinc concentate (tonne)	280	34	314

Sales Data
Metal Sales
	Silver (in thousands of ounces)	857	118	975
	Gold (in thousands of ounces)	0.3	-	0.3
	Lead (in thousands of pounds)	7,379	1,970	9,349
	Zinc (in thousands of pounds)	999	2,576	3,575
Metal Sales
	Silver (in thousands of $)	10,021	1,144	11,165
	Gold (in thousands of $)	262	-	262
	Lead (in thousands of $)	5,091	1,169	6,260
	Zinc (in thousands of $)	459	1,175	1,634
	Other (in thousands of $)	-	105	105
		15,833	3,593	19,426
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	11.69	9.69	11.45
	Gold ($ per ounce)	800	-	800
	Lead ($ per pound)	0.69	0.61	0.63
	Zinc ($ per pound)	0.46	0.46	0.46

1 Ying Mining District includes mines: SGX, TLP, HPG, LM, BCG and HZG.
2 GC Silver recovery rate consists of 60.4% from lead concentrates and 18.7% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended March 31, 2015
		Ying Mining
		District[1]	GC	Total
Production Data
Mine Data
	Ore Mined (tonne)	112,327	46,111	158,438
	Ore Milled (tonne)	99,478	46,100	145,578

+	Mining cost per tonne of ore mined ($)	74.84	132.41	91.59
	Cash mining cost per tonne of ore mined ($)	53.25	86.35	62.88
	Non cash mining cost per tonne of ore mined ($)	21.59	46.06	28.71

+	Unit shipping costs($)	3.81	-	2.70

+	Milling cost per tonne of ore milled ($)	20.09	58.58	32.28
	Cash milling cost per tonne of ore milled ($)	16.20	42.70	24.59
	Non cash milling cost per tonne of ore milled ($)	3.89	15.88	7.69

+	Average Production Cost
	Silver ($ per ounce)	8.41	15.17	9.61
	Gold ($ per ounce)	523	543	598
	Lead ($ per pound)	0.39	0.81	0.45
	Zinc ($ per pound)	0.38	0.87	0.46

+	Total production cost per ounce of Silver ($)	5.96	21.19	7.59
+	Total cash cost per ounce of Silver ($)	1.58	(4.81)	0.89

+	All-in sustaining cost per ounce of Silver ($)[2]	6.53	51.06	14.15
+	All-in cost per ounce of Silver ($)[2]	6.15	45.86	12.90

	Recovery Rates
	Silver (%) [3]	94.8	76.1	88.9
	Lead (%)	95.3	84.9	92.0
	Zinc (%)	52.4	80.0	61.1

	Head Grades
	Silver (gram/tonne)	268	107	217
	Lead (%)	3.7	1.2	2.9
	Zinc (%)	0.8	2.6	1.4

Concentrate in stock
	Lead concentrate (tonne)	390	484	874
	Zinc concentate (tonne)	200	549	749

Sales Data
Metal Sales
	Silver (in thousands of ounce)	822	99	921
	Gold (in thousands of ounce)	0.6	-	0.6
	Lead (in thousands of pound)	8,312	867	9,179
	Zinc (in thousands of pound)	875	1,668	2,543
Metal Sales
	Silver (in thousands of $)	11,087	1,130	12,217
	Gold (in thousands of $)	535	9	544
	Lead (in thousands of $)	5,232	523	5,755
	Zinc (in thousands of $)	538	1,082	1,611
	Other (in thousands of $)	-	142	142
		17,392	2,886	20,269
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.48	11.36	13.26
	Gold ($ per ounce)	838	407	825
	Lead ($ per pound)	0.63	0.60	0.63
	Zinc ($ per pound)	0.61	0.65	0.64

1 Ying Mining District includes mines: SGX, TLP, HPG, LM, BCG and HZG.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
3 GC silver recovery rate consist of 52.34% from lead concentrate and 23.77% from zinc concentrate.
4 GC's silver sold in zinc concentrate is subjected to higher smelter and refining charges, resulted in lower silver selling price.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Year ended March 31, 2016
		Ying Mining
		District[1]	GC2	Total
Production Data
Mine Data
	Ore Mined (tonne)	589,766	257,575	847,341
	Ore Milled (tonne)	587,450	256,862	844,312

+	Mining cost per tonne of ore mined ($)	79.93	46.49	69.76
	Cash mining cost per tonne of ore mined ($)	56.90	38.23	51.22
	Non cash mining cost per tonne of ore mined ($)	23.03	8.26	18.54

+	Unit shipping costs($)	4.01	-	2.79

+	Milling cost per tonne of ore milled ($)	14.91	18.30	15.93
	Cash milling cost per tonne of ore milled ($)	12.34	15.79	13.38
	Non cash milling cost per tonne of ore milled ($)	2.57	2.51	2.55

+	Average Production Cost
	Silver ($ per ounce)	7.61	8.80	8.02
	Gold ($ per ounce)	492	699	532
	Lead ($ per pound)	0.42	0.58	0.45
	Zinc ($ per pound)	0.34	0.49	0.36

+	Total production cost per ounce of Silver ($)	4.62	6.66	4.88
+	Total cash cost per ounce of Silver ($)	1.38	1.85	1.44

+	All-in sustaining cost per ounce of Silver ($)	8.60	8.81	10.20
+	All-in cost per ounce of Silver ($)	10.10	18.54	12.74

	Recovery Rates
	Silver (%)	95.0	78.9	90.1
	Lead (%)	95.6	88.2	93.4
	Zinc (%)	54.1	82.9	62.7

	Head Grades
	Silver (gram/tonne)	268	94	216
	Lead (%)	3.9	1.8	3.2
	Zinc (%)	0.8	2.5	1.3

Concentrate in stock
	Lead concentrate (tonne)	3,205	71	3,276
	Zinc concentate (tonne)	280	34	314

Sales Data
Metal Sales
	Silver (in thousands of ounces)	4,395	637	5,032
	Gold (in thousands of ounces)	2.3	0.1	2.4
	Lead (in thousands of pounds)	43,469	9,042	52,511
	Zinc (in thousands of pounds)	5,155	12,302	17,457
Metal Sales
	Silver (in thousands of $)	54,314	6,265	60,579
	Gold (in thousands of $)	1,871	42	1,913
	Lead (in thousands of $)	29,520	5,799	35,319
	Zinc (in thousands of $)	2,806	6,674	9,480
	Other (in thousands of $)	-	649	649
		88,511	19,429	107,940
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	12.36	9.83	12.04
	Gold ($ per ounce)	799	781	798
	Lead ($ per pound)	0.68	0.64	0.67
	Zinc ($ per pound)	0.54	0.54	0.54

1 Ying Mining District includes mines: SGX, TLP, HPG, LM, BCG and HZG.
2 GC Silver recovery rate consists of 59.2% from lead concentrates and 19.7% from zinc concentrates .
2 GC Silver sold in zinc concentrates is subjected to hi gher smelter and refining charges which lowers the net silver selling price.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Year ended March 31, 2015
		Ying Mining
		District[1]	BYP	GC	Total
Production Data
Mine Data
	Ore Mined (tonne)	658,729	46,547	204,925	910,201
	Ore Milled (tonne)	646,943	48,844	205,531	901,318

+	Mining cost per tonne of ore mined ($)	64.27	30.55	71.34	64.13
	Cash mining cost per tonne of ore mined ($)	49.92	22.92	43.75	47.15
	Non cash mining cost per tonne of ore mined ($)	14.35	7.63	27.59	16.98

+	Unit shipping costs($)	4.66	-	-	3.37

+	Milling cost per tonne of ore milled ($)	15.83	13.40	29.54	18.82
	Cash milling cost per tonne of ore milled ($)	13.39	12.31	22.44	15.39
	Non cash milling cost per tonne of ore milled ($)	2.44	1.09	7.10	3.43

+	Average Production Cost
	Silver ($ per ounce)	7.69	-	10.76	8.34
	Gold ($ per ounce)	433	564	535	530
	Lead ($ per pound)	0.38	-	0.67	0.43
	Zinc ($ per pound)	0.35	-	0.66	0.40

+	Total production cost per ounce of Silver ($)	3.48		9.64	4.08
+	Total cash cost per ounce of Silver ($)	0.61		(3.32)	0.22

+	Total production cost per ounce of Gold ($)	-	565	-	565
+	Total cash cost per ounce of Gold ($)	-	454	-	454

+	All-in sustaining cost per ounce of Silver ($)[2]	8.25	25.81	17.58	11.33
+	All-in cost per ounce of Silver ($)[2]	13.42	26.29	19.58	16.09

	Recovery Rates
	Silver (%) [3]	94.4	-	76.9	90.2
	Gold (%)	-	89.1	-	89.1
	Lead (%)	95.6	-	86.4	93.4
	Zinc (%)	59.7	-	80.7	64.7

	Head Grades
	Silver (gram/tonne)	240	-	106	208
	Lead (%)	3.5	-	1.3	3.0
	Zinc (%)	0.8	-	2.7	1.2

Concentrate in stock
	Lead concentrate (tonne)	390	-	484	874
	Zinc concentate (tonne)	200	-	549	749

Sales Data
Metal Sales
	Silver (in thousands of ounce)	4,620	-	501	5,121
	Gold (in thousands of ounce)	3.2	2.7	-	5.9
	Lead (in thousands of pound)	46,675	-	4,795	51,470
	Zinc (in thousands of pound)	6,561	-	9,379	15,940
Metal Sales
	Silver (in thousands of $)	68,685	-	5,699	74,384
	Gold (in thousands of $)	2,656	2,775	19	5,450
	Lead (in thousands of $)	33,861	-	3,389	37,250
	Zinc (in thousands of $)	4,435	-	6,536	10,971
	Other(in thousands of $)	-	-	410	410
		109,637	2,775	16,053	128,465
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.87	-	11.37	14.52
	Gold ($ per ounce)	838	1,024	566	921
	Lead ($ per pound)	0.73	-	0.71	0.70
	Zinc ($ per pound)	0.68	-	0.70	0.69

1 Ying Mining District includes mines: SGX, TLP, HPG, LM, BCG,and HZG.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1 a nd BYP was placed on care and maintenance during the year.
3 Pre-commercial production results at GC mine excluded from this table
GC silver recovery rate consist of 53.6% from lead concentrate and 23.3% from zinc concentrate.
GC's silver sold in zi nc concentrate is subjected to higher s melter and refining charges, resulted in lower net silver selling price.